File No. 70-9123

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                            FORM U-1
                  ____________________________

                        AMENDMENT NO. 3

                               To

                    APPLICATION-DECLARATION

                             Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ____________________________


Entergy Corporation           Entergy Integrated Solutions, Inc.
639 Loyola Avenue             3838 N. Causeway Blvd., Suite 53400
New Orleans, LA  70113        Metarie, LA 70002

Entergy Enterprises, Inc.     Entergy Nuclear, Inc.
4 Park Plaza, Suite 2000      1340 Echelon Parkway
Irvine, CA 92614              Jackson, MS 39213

Entergy Power, Inc.           Entergy Operations Services, Inc.
Parkwood Two Building         110 James Parkway West, Suite 110
10055 Grogan's Mill Road      St. Rose, LA 70087
Suite 500
The Woodlands, TX 77380

Entergy Global Power          Entergy Power Operations U.S., Inc.
  Operations Corporation      4 Park Plaza, Suite 2000
4 Park Plaza, Suite 2000      Irvine, CA 92614
Irvine, CA 92614

               Entergy Power Marketing Corp.
               Parkwood Two Building
               10055 Grogan's Mill Road, Suite 500
               The Woodlands, TX 77380

           (Names of companies filing this statement
         and addresses of principal executive offices)
                  ____________________________

                      Entergy Corporation


       (Name of top registered holding company parent of
                  each applicant or declarant)
                  ____________________________


Naomi A. Nakagama                  Charles J. Brown, III
Senior Vice President - Finance    Vice President
 and Treasurer                     Entergy Enterprises, Inc.
Entergy Services, Inc.             4 Park Plaza, Suite 2000
639 Loyola Avenue                  Irvine, CA  92614
New Orleans, LA  70113


          (Names and addresses of agents for service)
                  ____________________________

        The Commission is also requested to send copies of any communications in connection with this matter to:


Frederick F. Nugent, Esq.               Laurence M. Hamric, Esq.
General Counsel				Associate General Counsel
Entergy Enterprises, Inc.               Entergy Services, Inc.
4 Park Plaza, Suite 2000                639 Loyola Avenue
Irvine, CA  92614                       New Orleans, LA  70113

Thomas C. Havens, Esq.                  Kent R. Foster, Esq.
Mayer, Brown & Platt                    Vice President
1675 Broadway                           Entergy Services, Inc.
New York, NY  10019                     P.O. Box 8082
                                        Little Rock, AR  72203

Item 1.   Description of Proposed Transaction.

     Item 1 of the Application-Declaration in this File, as previously amended, is hereby further amended and restated to read in its entirety as follows:

     "Entergy Corporation ("Entergy"), a Delaware corporation which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiaries Entergy Enterprises, Inc., Entergy Power, Inc., Entergy Power Marketing Corp., Entergy Nuclear, Inc., Entergy Integrated Solutions, Inc., Entergy Operations Services, Inc., Entergy Global Power Operations Corporation and Entergy Power Operations U.S., Inc. (Entergy and such subsidiaries, collectively, the "Applicants") hereby request the approval of the Securities and Exchange Commission (the "Commission") under the Act, to the extent not exempt from Commission approval under the Act, or otherwise permitted or authorized under the Act pursuant to Commission rule, regulation or order: (1) for Entergy and certain of its existing or future subsidiary companies to issue guarantees and provide other forms of credit support to or for the benefit of Entergy's affiliates which are Non-utility Companies (as hereinafter defined) from time to time during the period through December 31, 2002, in an aggregate amount not to exceed $750 million; (2) for Entergy to acquire, directly or indirectly, the securities of one or more companies (collectively, the "New Subsidiaries") organized for purposes of performing certain service and development activities currently authorized by the Commission1/, and/or for purposes of acquiring (including financing or refinancing an acquisition), owning and holding the securities of affiliates which are (i) "exempt wholesale generators" ("EWGs"), as defined in Section 32(a) of the Act, (ii) "foreign utility companies" ("FUCOs"), as defined in Section 33(a) of the Act (EWGs and FUCOs are sometimes collectively referred to herein as "Exempt Projects"), (iii) "exempt telecommunications companies" ("ETCs"), as defined in
Section 34(a) of the Act, (iv) other subsidiary companies of Entergy (including "O&M Subs", as hereinafter defined) that currently are authorized or permitted by rule, regulation or order of the Commission under the Act to engage in other businesses ("Authorized Subsidiary Companies")2/, (v) other New Subsidiaries and/or (vi) "energy-related companies", as defined in Rule 58 under the Act ("Energy-related Companies";3/ New Subsidiaries, Exempt Projects, ETCs, Authorized Subsidiary Companies and Energy-related Companies are collectively referred to herein as "Non-utility Companies"); (3) for Non-utility Companies to issue and sell securities to Entergy, to other Non-utility Companies and/or to non-associate companies for the purpose of financing (or refinancing) investments in Non-utility Companies; (4) for Non-utility Companies to perform certain service and development activities currently authorized by the Commission; and (5) for certain related transactions, all as more particularly described herein.


I.  Background.

     The following section generally describes the business of Entergy and its subsidiaries, including each of the other
Applicants.

     A.   The Entergy System.

     Entergy and its various direct and indirect subsidiary companies comprise the Entergy System (the "Entergy System" or "System"), which currently consists of: (1) five domestic retail electric utility companies - Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. ("Entergy New Orleans") (such companies are sometimes referred to herein, collectively, as the "System operating companies"); (2) a domestic wholesale electric generating company that sells power to the System operating companies (other than Entergy Gulf States) - System Energy Resources, Inc. ("SERI"); (3) a company that provides administrative and other services primarily to the System operating companies - Entergy Services, Inc. ("ESI"); (4) a company that provides management, operations and maintenance services for the System's nuclear facilities - Entergy Operations, Inc. ("EOI"); (5) a company that primarily implements and/or maintains certain fuel supply programs for the System operating companies - System Fuels, Inc. ("SFI"); (6) a company that markets and sells its electric generating capacity and energy to non-associate purchasers in the domestic bulk power markets - Entergy Power, Inc. ("EPI"); (7) a company that invests in and develops energy and energy-related projects and businesses on behalf of the Entergy System, and markets skills and products developed by System companies - Entergy Enterprises, Inc. ("Entergy Enterprises"); (8) an energy management services company - Entergy Integrated Solutions, Inc. ("EIS"); (9) a company that markets and brokers electricity and other energy commodities and that may also engage in other non-utility activities permitted under Rule 58 - Entergy Power Marketing Corp. ("EPMC"); and (10) various other companies formed or to be formed to develop, acquire and own Entergy's interests in domestic and foreign energy, energy services, energy-related and telecommunications businesses.

     Entergy, through its domestic public utility subsidiaries and its Exempt Projects, is engaged principally in the generation, transmission, distribution and sale of electricity at retail and wholesale and the purchase of electricity at
wholesale.   Entergy's domestic retail public utility companies
provide electric service to approximately 2.4 million customers in portions of the states of Arkansas, Louisiana, Mississippi, Tennessee and Texas, and retail gas service in and around Baton Rouge, Louisiana and in New Orleans, Louisiana. In addition, Entergy's Exempt Projects, among other things, provide electricity to approximately 2 million customers in London, England, and to approximately 240,000 customers in Melbourne, Australia.

     B.   Entergy Enterprises, Inc.

     Pursuant to the June 1995 Order, the Commission authorized Entergy Enterprises, among other things, (1) to conduct development activities with respect to potential investments by Entergy in various energy, energy-related and other non-utility businesses ("Development Activities"), (2) to provide various management, administrative and support services ("Administrative Services") to certain of its associate companies4/, (3) to provide consulting services ("Consulting Services") to certain of its associate companies and to non-associate companies, and (4) to provide operations and maintenance services ("O&M Services") directly, or indirectly through other subsidiaries of Entergy ("O&M Subs") to non-associate companies and to certain of its associate companies, in each case utilizing the skills and resources of other System companies5/, subject to the conditions set forth in the June 1995 Order (Development Activities, Administrative Services, Consulting Services and O&M Services are sometimes referred to herein as "Services").

          C.   Entergy Power, Inc.

     Pursuant to Commission order dated August 27, 1990 (the "1990 Order")6/, EPI was formed to participate as a supplier of electricity at wholesale to non-associate companies in bulk power markets. In accordance with the 1990 Order, EPI acquired (1) the 31.5% undivided ownership interest of Entergy Arkansas in Unit No. 2 of the Independence Steam Electric Generating Station ("ISES 2"), a coal-fired generating facility located in Arkansas, and (2) Entergy Arkansas' 100% ownership interest in Unit No. 2 of the Ritchie Steam Electric Generating Station ("Ritchie 2"), a 544 megawatt ("MW") oil- and gas-fired generating facility located in Arkansas. EPI's acquired interests in ISES 2 and Ritchie 2 represented an aggregate of 809 MW of generating capacity.7/ Since 1990, EPI has been engaged in the business of marketing and selling its capacity and related energy, at wholesale, to non-associate bulk power purchasers on negotiated
(i.e., market based) terms and conditions.   EPI is presently
authorized by the Federal Energy Regulatory Commission (the "FERC") to sell, at market based rates, up to an aggregate of
1,500 MW of capacity and energy.   To facilitate such sales, EPI
receives electric transmission service pursuant to the Entergy System's open access transmission tariff.

     D.   Entergy Power Marketing Corp.

     EPMC was originally organized in 1995 as an EWG in order to engage in the marketing and brokering of electric power at
wholesale.8/   Pursuant to Commission order dated January 6, 1998
(HCAR No. 26812), EPMC has relinquished its EWG status, and currently engages in the brokering and marketing of energy commodities in wholesale and retail markets throughout the United States, subject to compliance with applicable state laws and to certain other conditions set forth in such order.9/ EPMC also engages in risk management and other activities related to its energy commodities business. In accordance with its Commission order, EPMC does not own or operate any facilities that would cause it to be an "electric utility company" or a "gas utility company" as defined in the Act.

     E.   Entergy Integrated Solutions, Inc.

     Pursuant to Commission order dated December 28, 1992 (HCAR No. 25718), EIS was organized as a wholly-owned subsidiary of Entergy Enterprises for the purpose of engaging in the energy management services business.10/ EIS's primary business has been the installation and maintenance of high efficiency lighting equipment through multi-year sales contracts for small to medium size commercial customers. However, EIS has recently undertaken steps to broaden its product offerings to include the design, installation, operation and maintenance of high efficiency air conditioning, refrigeration and energy management systems for commercial, institutional and government customers.

     F.   Entergy Nuclear, Inc.

     Entergy Nuclear, Inc. ("ENI"), a wholly-owned subsidiary of Entergy Enterprises, was organized pursuant to the June 1995 Order as an O&M Sub for the purpose of engaging in the business of operating and managing nuclear power facilities. On February 13, 1997, ENI entered into an agreement with Maine Yankee Atomic Power Company ("Maine Yankee") to provide management and operating services for the Maine Yankee Nuclear Plant for an initial period of up to one year. On November 6, 1997, following a decision to permanently close the plant, ENI and Maine Yankee entered into a renewal and extension of the original agreement providing for ENI to render services in connection with the decommissioning of the plant through September 30, 1998. ENI may enter into agreements with other utility systems to provide O&M Services. However, no other agreements have been concluded to date.

     G.   Entergy Operations Services, Inc.

     Entergy Operations Services, Inc. ("EOSI"), a wholly-owned subsidiary of Entergy Enterprises, was organized pursuant to the June 1995 Order as an O&M Sub to engage in the business of operating and maintaining fossil-fueled generation, transmission and distribution assets of utility companies, municipalities and large commercial and industrial customers, primarily in the United States. EOSI's current business activities include the sale to non-affiliates of various O&M Services, including relating to the design and construction of fossil-fueled generating facilities and other power projects. EOSI is currently providing services to, or on behalf of, the City of Austin, Texas and ESKOM, a South African utility, with respect to the management and operation of certain coal-fired generating units and nuclear generating units owned and/or operated by these customers. EOSI has also recently performed substation maintenance and construction work for several industrial customers.

     H.   Other Existing O&M Subs.

     In addition to ENI and EOSI, in December 1997 Entergy organized a new wholly-owned subsidiary, Entergy Global Power Operations Corporation, and its wholly-owned subsidiary, Entergy Power Operations U.S., Inc., as O&M Subs pursuant to the June 1995 Order. However, to date, these companies have been minimally capitalized, and neither company has entered into any agreements for the provision of O&M Services.

     I.   Entergy Technology Holding Company and Subsidiaries.

     In February 1996, Entergy formed a new wholly-owned subsidiary, Entergy Technology Holding Company ("ETHC"), and its wholly-owned subsidiary, Entergy Technology Company ("Entergy Technology") as ETCs under Section 34 of the Act. During 1996, ETHC acquired six full service security monitoring companies, all of which (with the exception of Sonitrol Southeast, Inc. ("Sonitrol")) were merged in 1997 into a new ETC subsidiary called Entergy Security Corporation. Products and services offered by Entergy Security Corporation and Sonitrol include electronic burglar and fire alarms, closed circuit television, access control systems, fire sprinkler supervision systems, central station alarm monitoring, industrial process monitoring and private response. Entergy Security Corporation and Sonitrol currently have a combined customer base of approximately 160,000 customers and serve 35 markets in Louisiana, Mississippi, Georgia, Texas, Colorado, Indiana, North Carolina, South Carolina, Alabama and Florida.

     Entergy, through Entergy Technology, also plans to take advantage of the rapidly expanding market developing in the telecommunications industry by marketing a portion of Entergy's existing telecommunications system in conjunction with additional facilities to be constructed or leased by Entergy Technology. Entergy Technology proposes to offer bulk interstate telecommunications capacity on a wholesale basis to telecommunications carriers, who will then market such capacity to third parties. In addition, during 1997, ETHC entered into joint ventures with, or acquired other interests in, companies engaged in the local exchange carrier and personal communications service business.

     J.   Entergy's Financing of Non-Utility Businesses.

     Entergy is currently authorized under the terms of, and to the extent provided by, orders and supplemental orders issued by the Commission in File Nos. 70-8839, 70-8903 and 70-8863 (collectively, the "Financing Orders"), to finance the operations of various Non-utility Companies by issuing and selling debt and equity securities and by issuing guarantees of the securities or other obligations of Entergy subsidiaries (other than Excepted Companies).11/ Entergy's authorization under the Financing Orders may be summarized as follows:

     (1) File No. 70-8839. Pursuant to Commission orders dated June 6, 1996 (HCAR No. 26528) and March 25, 1997 (HCAR No. 26693), Entergy is authorized to issue and sell up to an aggregate of thirty million shares of its authorized but unissued common stock, par value $0.01 per share ("Common Stock") pursuant to its Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). Proceeds from the issuance and sale of Common Stock under the DRIP may be used for general corporate purposes, including investments in Exempt Projects (subject to any requisite Commission approval and to compliance with Rule 53) and in other Non-utility Companies. Through December 31, 1997, Entergy had sold a total of 16,131,672 shares of Common Stock pursuant to the DRIP.

     (2) File No. 70-8903. Pursuant to the Commission's order dated February 26, 1997 (HCAR No. 26674) (the "February 1997 Order"), Entergy is authorized to enter into credit facilities with one or more banks pursuant to which Entergy would effect borrowings and reborrowings (collectively, "Borrowings"), and issue unsecured notes in connection therewith, from time to time through December 31, 2002, in an aggregate principal amount outstanding at any time not to exceed $500 million.12/ Entergy may use the proceeds of Borrowings for general corporate purposes, including to finance the acquisition of the securities or other interests in Exempt Projects and other Non-utility Companies.13/

     (3) File No. 70-8863. Pursuant to Commission order dated January 6, 1998 (HCAR No. 26812), Entergy is authorized to finance the energy brokering and marketing activities of EPMC by making capital contributions in an aggregate principal amount of up to $20 million and by issuing guarantees or similar commitments to EPMC in an aggregate principal amount of up to $150 million.

II.  Proposed Transactions.

     A.   Issuance of Guarantees.

     In order to facilitate the development, acquisition and ownership by Entergy of interests in other businesses, as authorized or permitted under the Act from time to time (including, without limitation, interests in Non-utility Companies), to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy and Non-utility Companies hereby request authority to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of Non-utility Companies from time to time through December 31, 2002.
Guarantees may take the form of Entergy or a Non-utility Company agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations in respect of or act as surety on bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Entergy or its associate Non-utility Companies. For example, such associate companies may be called upon to furnish various types of bonds as security, including bid bonds, performance bonds, and material and payment bonds. Moreover, various Non-utility Companies may require credit support from Entergy or from other Non-utility Companies to cover performance and other obligations. Guarantees may also be necessary or desirable to satisfy the requirements of lenders or other project participants under financing documents or other project agreements to which an associate Non-utility Company of Entergy is or will become a party (including with respect to the provision of construction, interim or permanent debt or equity financing). These forms of credit enhancements are typical in the marketplace, and would significantly benefit Entergy's investments in Non-utility Companies by, among other things, facilitating the making of bids or proposals in respect of investments in Non-utility Companies, and helping to reduce the cost of necessary bonds, sureties, and
other credit support.   The terms and conditions of Guarantees
would be established at arm's length based upon market conditions.

     Entergy hereby requests, on its behalf and on behalf of the Non-utility Companies, all requisite authority under the Act to issue Guarantees from time to time through December 31, 2002 in an aggregate amount not to exceed $750 million (the "Aggregate Authorization") at any one time outstanding (including any guarantees previously issued and outstanding pursuant to the June 1995 Order), provided that the amount of a Guarantee shall not reduce the Aggregate Authorization to the extent that the provision of such Guarantee is exempt from the Act or is otherwise authorized or permitted by rule or regulation of the Commission issued thereunder. Any Guarantees provided by Entergy to Exempt Projects would be subject to the limitation on "aggregate investment" in EWGs and FUCOs set forth in Rule 53(a), pending receipt of Commission authorization being sought in File No. 70-9049. Pending the receipt of such authorization, Entergy would only issue Guarantees to Exempt Projects to the extent that the amount of any such Guarantee, when added to Entergy's "aggregate investment" in Exempt Projects, would not exceed 50% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a)). Any Guarantees provided to Energy-related Companies would be subject to the limitation on "aggregate investment" in energy-related companies set forth in Rule 58.

          B.   Organization of New Subsidiaries, O&M Subs and
          Related Transactions.

     As discussed above, Entergy System companies from time to time have invested in or considered potential opportunities to acquire electric generation, transmission and/or distribution facilities outside the United States and to engage in certain authorized non-utility businesses domestically. Entergy expects to pursue other such opportunities in the future. To facilitate its investments in FUCOs, EWGs and other Non-utility Companies, and to provide Entergy with additional flexibility to structure (and restructure) its investments in Non-utility Companies, Entergy proposes to create one or more New Subsidiaries. New Subsidiaries may be direct or indirect subsidiary companies used to acquire, hold and/or finance the acquisition of, the securities of one or more Exempt Projects, ETCs, Energy-related Companies, other New Subsidiaries, O&M Subs and/or Authorized Subsidiary Companies, or to raise debt or equity capital for
purposes described herein.   New Subsidiaries may also perform
Development Activities, Administrative Services and/or Consulting Services, as described further below. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authority for New Subsidiaries to engage in the activities described herein.

     There are a number of legal and business reasons for the use of special-purpose subsidiaries such as the New Subsidiaries in connection with investments in Non-utility Companies. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate the acquisition and ownership of a FUCO, an EWG or another Non-utility Company. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be a domestic company in that country. In such cases, it would be necessary for Entergy to form a foreign subsidiary as the entity submitting the bid or other proposal. In addition, the interposition of one or more New Subsidiaries may allow Entergy to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. New Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

     A New Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO or another Non-utility Company; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of an EWG, FUCO or another Non-utility Company; (3) at any time subsequent to the consummation of an acquisition of an interest in an EWG, FUCO or another Non-utility Company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Entergy and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more EWGs, FUCOs or other Non-utility Companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Entergy's exposure to U.S. and foreign taxes; (7) to further insulate Entergy and the Excepted Companies from operational or other business risks associated with investments in Non-utility Companies; or (8) for other lawful business purposes.

     Investments in New Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests (collectively, "Capital Stock"); (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) Guarantees issued, provided or arranged in respect of the securities or other obligations of the New Subsidiaries. Funds for any direct or indirect investment by Entergy in any New Subsidiary will be derived from (1) Borrowings within the limitations prescribed in the February 1997 Order; (2) sales of Common Stock pursuant to the Commission's orders dated June 6, 1996 (see HCAR No. 26528) and March 25, 1997 (see HCAR No.
26693); (3) any appropriate future debt or equity securities issuance authorization obtained by Entergy from the Commission; and (4) other available cash resources. To the extent that Entergy provides funds to a New Subsidiary which are used for the purpose of making an investment in an Exempt Project or an Energy-related Company, the amount of such funds would be included in Entergy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

     Entergy may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-utility Companies and/or New Subsidiaries through which it may hold investments in Non-utility Companies, and activities and functions related to such investments, under one or more New Subsidiaries. To effect any such consolidation or other reorganization, Entergy ordinarily would contribute to such New Subsidiary all of the outstanding stock of other New Subsidiaries and, indirectly, its interests in Non-utility Companies. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests any requisite authorization under the Act to accomplish such reorganizations from time to time.

     In addition, as discussed further below, Entergy hereby requests authority through December 31, 2002 to organize and acquire the Capital Stock of O&M Subs. Subsequent to such organization, investments in O&M Subs may take the form of (1) additional purchases of Capital Stock; (2) capital contributions or open account advances without interest; (3) loans; (4) Guarantees of the securities or other obligations of an O&M Sub; or (5) any combination of the foregoing.

     To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, any initial investments in the Capital Stock of New Subsidiaries or O&M Subs would be included in the $750 million Aggregate Authorization requested herein. Loans by Entergy to a New Subsidiary or an O&M Sub generally would have interest rates and maturity dates that are designed to parallel Entergy's effective cost of capital, in accordance with Rule 52(b). However, in the limited circumstances where a New Subsidiary or an O&M Sub is not wholly-owned by Entergy, directly or indirectly, Entergy requests authority under the Act to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to Entergy of not less than Entergy's effective cost of capital. In the event any such loans are made, Entergy will include in the next certificate filed pursuant to Rule 24 in the this File substantially the same information as that required on Form U-6B-2 with respect to such transaction. In addition, the principal amount of any such loans will be included in the $750 million Aggregate Authorization requested herein.

     C.  Issuance of Securities.

      To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authority under the Act for Non-utility Companies to issue and/or sell securities (collectively, "Other Securities") to Entergy, to other Non-utility Companies or to non-associate companies (with or without a Guarantee being provided by Entergy or another Non-utility Company), including banks, insurance companies, and other financial institutions. Entergy proposes that Other Securities be issued and sold by Non-utility Companies to Entergy, to other Non-utility Companies or to non-associate companies pursuant to the authorization requested herein in one or more transactions from time to time through December 31, 2002.14/

     Loans by Entergy or a Non-utility Company to a Non-utility Company generally would have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). However, in the limited circumstances where the Non-utility Company effecting the borrowing is not wholly-owned by Entergy, directly or indirectly, authority is requested under the Act for Entergy or a Non-utility Company to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. In the event any such loans are made, Entergy will include in the next certificate filed pursuant to Rule 24 in the this File substantially the same information as that required on Form U-6B-2 with respect to such transaction. In addition, the principal amount of any such loans will be included in the $750 million Aggregate Authorization requested herein.

     Similarly, with respect to any issuance and sale by Non-utility Companies of Other Securities to other Non-utility Companies or to non-associate companies, the principal amount of such Other Securities would be included in the $750 million Aggregate Authorization. In addition, Entergy would report periodically to the Commission pursuant to Rule 24 under the Act concerning the issuance and sale of such Other Securities to the same extent that such reporting is required by Rule 52(c).15/

     The net proceeds from the issuance and sale of Other Securities would be used for general corporate purposes, including without limitation (1) for loans to and/or equity investments in Non-utility Companies; (2) for the repayment, refinancing or redemption of outstanding securities of Entergy or Non-utility Companies originally issued for purposes of acquiring interests in Non-utility Companies or providing funds for the authorized or permitted business activities of such companies; and (3) for working capital or other cash requirements of Non-utility Companies, provided that such net proceeds will only be applied to finance activities that are exempt under the Act or are otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, and provided further, that at the time of issuance of any Other Securities authorized by the Commission herein that are recourse to Entergy, directly or indirectly, the proceeds of which are to be used to invest in any Exempt Project, Entergy will be in compliance with Rule 53 (as the conditions set forth therein may be modified by order of the Commission issued in File No. 70-9049).16/


     Entergy represents and agrees that no System operating company will incur any indebtedness, extend any credit, or sell or pledge its assets, directly or indirectly, to or for the benefit of any Non-utility Company, and that any Other Securities that may be issued by a Non-utility Company, and any Guarantees that may be issued by Entergy or a Non-utility Company, will not be recourse to any System operating company.

     D.  Provision of Services.

                         (a)   Administrative
                         Services, Consulting Services and
                         Development Activities.

     In order to provide Entergy with further flexibility in the administration of its non-utility businesses, to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authority herein for Non-utility Companies (a) to provide other Non-utility Companies with Administrative Services, (b) to provide Consulting Services to other Non-utility Companies and to non-associate companies, and
(c) to engage in Development Activities, all on a world-wide basis. Administrative Services would include, without limitation, corporate and project development and planning, management, administrative, employment, tax, legal, accounting, engineering, consulting, marketing, utility performance, and electronic data processing services, and intellectual property development, marketing and other support services. Development Activities would include, without limitation, investigating sites, research, engineering and licensing activities, acquiring options and rights, contract drafting and negotiation, legal, accounting and financial analysis, preparing and submitting bids and proposals, and other activities necessary to identify and analyze investment opportunities on behalf of Entergy System companies (other than the Excepted Companies).

     In addition, to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Non-utility Companies propose to continue to provide Consulting Services to other Non-utility Companies and to non-associate companies. Consulting Services would include, without limitation, providing System-developed technical capabilities and expertise to Non-utility Companies and to non-associate companies, primarily in the areas of electric power generation, transmission and distribution and operations ancillary thereto.17/ Non-utility Companies would continue to charge fair market value for Consulting Services provided to non-associate companies, subject to compliance with all applicable rules of the Commission and the terms and conditions set forth herein.

     Administrative Services, Consulting Services and Development Activities would generally be performed for associate Non-utility Companies "at cost". However, to provide Entergy with further flexibility in the administration of its non-utility businesses, to the extent not exempt pursuant to rule, regulation or order of the Commission, Entergy hereby requests an exemption pursuant to
Section 13(b) from the "at cost" requirements of Rules 90 and 91 under the Act in connection with the performance of Administrative Services, Consulting Services and Development Activities by Non-utility Companies for affiliate Non-utility Companies; provided, that no such Services will be rendered to an affiliate Non-utility Company on a basis other than "at cost" unless one or more of the following conditions shall apply:

     (1) such affiliate Non-utility Company is a FUCO or is an EWG that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States;

     (2) such affiliate Non-utility Company is an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser is not an Excepted
     Company;

     (3) such affiliate Non-utility Company is a "qualifying facility" ("QF") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company (other than an Excepted Company) at the purchaser's "avoided cost" determined in accordance with the regulations under PURPA;

     (4) such affiliate Non-utility Company is an EWG or a QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an Excepted Company; or

     (5) Entergy does not own 100% of the Capital Stock of such affiliate Non-utility Company.

     Entergy also requests an exemption from Section 13(b) of the Act in connection with the performance of Administrative Services, Consulting Services and Development Activities by Non-utility Companies for affiliate Non-utility Companies if (a) such affiliate is a subsidiary of Entergy, the sole business of which is developing, owning, operating and/or providing Services to affiliates described in clauses (1), (2), (3), (4) or (5) above, or (b) such affiliate is a subsidiary of Entergy, which subsidiary does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.

     Entergy hereby requests that the Commission reserve jurisdiction over the granting of an exemption from the "at cost" standards of Section 13(b) of the Act in connection with the provision of Services between Non-utility Companies, on a basis other than one or more of the foregoing conditions, pending completion of the record.

     To the extent that any Non-utility Company utilizes the expertise or resources of an Excepted Company in connection with the performance of Administrative Services, Consulting Services or Development Activities, such expertise or resources shall be provided in a manner consistent with the terms and conditions set forth in the June 1995 Order. Specifically, pending the receipt of Commission approval in File No. 70-8529 of Entergy's request pursuant to Section 13(b) for an exemption from the "at cost" requirements of Rules 90 and 91 under the Act, Excepted Companies would be reimbursed for the use of such expertise or resources at
cost.18/   Moreover, to the extent that, pursuant to the exemption
requested herein, any such Services are provided between Non-utility Companies at a price other than "cost", Entergy agrees that no Excepted Company shall be engaged or otherwise involved, directly or indirectly, in the rendering of such Services unless and until such time as the Commission issues an order in File No. 70-8529.

     (2) O&M Services.

     Entergy further proposes to continue to provide, indirectly through one or more O&M Subs, various O&M Services to or for the benefit of developers, owners and operators of domestic and foreign power projects and other electric utility systems or facilities, including projects that Entergy may develop on its own (through an associate Non-utility Company) or in collaboration with third parties. O&M Services would include, but not be limited to, development, engineering, design, construction and construction management, pre-operational start-up, testing, and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical and training, administrative support, market analysis, consulting, coordination and any other managerial, technical, administrative or consulting services required in connection with the business of owning or operating facilities used for the generation, transmission or distribution of electric energy (including related facilities for the production, conversion, sale or distribution of thermal energy) or coordinating their operations in the power market.19/ An O&M Sub may also lease all or a portion of the facilities with respect to which it is providing O&M Services. However, an O&M Sub will not undertake to enter into such leases without further approval of the Commission if, as a result thereof, such O&M Sub would become a "public-utility company" as defined in the Act.

     O&M Subs would charge fair market value for O&M Services, subject to compliance with all applicable rules of the Commission and the terms and conditions set forth herein. To the extent not exempt pursuant to rule, regulation or order of the Commission, Entergy requests an exemption pursuant to Section 13(b) from the "at cost" requirements of Rules 90 and 91 under the Act in connection with the rendering of O&M Services to associate companies (other than an Excepted Company); provided, that no such services will be rendered to an associate power project unless one or more of the following conditions shall apply:

     (1) the project is a FUCO or is an EWG that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States;

     (2) the project is an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser is not an Excepted Company;

     (3) the project is a QF under PURPA that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company (other than an Excepted Company) at the purchaser's "avoided cost" determined in accordance with the regulations under PURPA;

     (4) the project is an EWG or a QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an Excepted Company; or


     (5) Entergy does not own 100% of the Capital Stock of the company that owns the project.

     Entergy also requests an exemption from Section 13(b) of the Act in connection with the provision of O&M Services by O&M Subs for affiliate Non-utility Companies if (a) such affiliate is a subsidiary of Entergy, the sole business of which is developing, owning, operating and/or providing Services to affiliates described in clauses (1), (2), (3), (4) or (5) above, or (b) such affiliate is a subsidiary of Entergy, which subsidiary does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.


     O&M Subs would either be domestic or foreign corporations, partnerships or other entities (depending upon the legal and regulatory requirements of a particular project). With respect to an O&M Sub that would not qualify as an Exempt Project or an Energy-related Company, Entergy Enterprises would continue to provide the Commission with the same information as currently required under the June 1995 Order concerning the formation and capitalization of such subsidiary in the next quarterly certificate filed pursuant to Rule 24, as set forth below. Such certificate would, among other things, continue to represent that, in connection with the rendering of O&M Services, no Excepted Company has subsidized the operations of any O&M Sub, and further, that any transfer of personnel from any Excepted Company to, and the rendering of O&M Services by, any such O&M Sub are in compliance with applicable rules, regulations and orders of the Commission and have not adversely affected the services provided by such Excepted Companies to their respective customers.20/ Entergy further acknowledges that the Commission's authorization of fair market prices with regard to any Services provided by Non-utility Companies shall not be binding upon the FERC or any state public utility commission having jurisdiction over the rates charged by any associate company of Entergy, and represents and agrees that it will not assert or take any position to the contrary in any administrative determination of the rates that may be charged by any such associate company.
     E. Payment of Dividends.

     To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests authorization under Section 12(c) of the Act and Rule 46 thereunder for Non-utility Companies (including without limitation Varibus Corporation, GSG&T, Inc. and Southern Gulf Railway Company, each of which is a direct, wholly-owned subsidiary of Entergy Gulf States) to declare and pay dividends to their respective immediate parent companies out of capital or unearned surplus, from time to time through December 31, 2002, to the extent permitted under applicable corporate law and any applicable financing agreement which restricts distributions to shareholders.

     The payment by Non-utility Companies of dividends out of capital or unearned surplus will not contravene the intent of
Section 12(c) of the Act. Permitting the use of distributable cash to pay dividends ultimately to Entergy will benefit the Entergy System by enabling Entergy to reduce or refinance outstanding Borrowings and fund operations of Entergy System companies. The payment of dividends out of capital or unearned surplus will not be detrimental to the financial integrity of the Entergy System or jeopardize the working capital any of the Excepted Companies (including any public-utility subsidiary company of Entergy) since the original source of such dividends would be distributable cash derived exclusively from Entergy's investments in Non-utility Companies.

III. Compliance With Rules 53 and 54.

     Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied.

     Entergy's "aggregate investment" in Exempt Projects is equal to approximately 54% of Entergy's "consolidated retained earnings" as of March 31, 1998. Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of certain charges against Entergy's consolidated retained earnings, including a net decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997.21/ This $140 million net decrease was attributable primarily to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other privatized companies in the United Kingdom. This tax, which was approximately US$234 million for London Electricity, was made payable in two installments, the first of which was paid on December 1, 1997, and the second of which will be due on December 1, 1998. The first installment of the tax was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second installment.

     So long as Entergy's "aggregate investment" in EWGs and FUCOs exceeds the 50% limitation in Rule 53(a)(1), Entergy will not make any additional investments in EWGs or FUCOs using the proceeds of securities (including any Guarantees authorized herein) issued by Entergy, except as may be authorized by the Commission in File No. 70-9049."


Item 5.  Procedure.

     The third paragraph of Item 5 of the Application-Declaration in this File is hereby amended and restated to read in its entirety as follows:

     "Entergy Enterprises proposes to continue to provide the Commission, on a quarterly basis within 60 days after the end of each calendar quarter (commencing with the first full calendar quarter following the Commission's order herein), a report pursuant to Rule 24, which shall include the following: (1) balance sheets and income statements for Entergy Enterprises for the three, six, or nine month period then ended; (2) amounts expended by Entergy Enterprises and other Non-utility Companies on Development Activities during the quarter, broken down by categories of proposed investments in Exempt Projects, ETCs, Energy-related Companies and any other businesses that Entergy is permitted or authorized under the Act to invest in from time to time; (3) information concerning the nature and extent of Administrative Services, Consulting Services and O&M Services provided by Entergy Enterprises and other Non-utility Companies during the quarter, identifying the customer company, the service and the charge, and stating whether the charge was computed at cost, market or pursuant to another method, which shall be specified; (4) information concerning the formation and capitalization of any New Subsidiaries during the quarter; (5) information concerning the formation and capitalization of any O&M Subs during the quarter; and (6) information concerning any loans made by Entergy or Non-utility Companies to associate Non-utility Companies during the quarter that are not exempt under Rule 52(b) and the issuance of any Other Securities by Non-utility Companies during the quarter, as described in Item 1 hereof. Entergy proposes that such report continue to combine the information required herein with the information required in File Nos. 70-7851, 70-8002, 70-8010 and 70-8105."


Item 6.  Exhibits and Financial Statements.

     (a) Exhibits:

               I    -    Reply of Entergy Corporation to Notices
                         of Intervention

     (b) Financial Statements:

     Financial Statements of Entergy Enterprises, Inc. and of
Entergy Enterprises, Inc. and subsidiaries, consolidated, as of March 31, 1998.

     Financial Statements of Entergy Power, Inc. as of March 31,
1998.

     Financial Statements of Entergy Power Marketing Corp. as of
March 31, 1998.

     Financial Statements of Entergy Integrated Solutions, Inc.
as of March 31, 1998.

     Financial Statements of Entergy Nuclear, Inc. as of March
31, 1998.

     Financial Statements of Entergy Operations Services, Inc. as of March 31, 1998.

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since March 31, 1998.
                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY CORPORATION

                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                    Senior Vice President,
                                     General Counsel and
                                         Secretary

                              ENTERGY ENTERPRISES, INC.

                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                    Senior Vice President,
                                       Law and Secretary

                              ENTERGY INTEGRATED SOLUTIONS, INC.

                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                       Vice President,
                                        and Secretary

                              ENTERGY NUCLEAR, INC.
                              ENTERGY POWER, INC.
                              ENTERGY POWER MARKETING CORP.
                              ENTERGY GLOBAL POWER OPERATIONS
                                CORPORATION
                              ENTERGY POWER OPERATIONS U.S., INC.

                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                    Senior Vice President,
                                        and Secretary

                              ENTERGY OPERATIONS SERVICES, INC.

                              By:    /s/ Naomi Nakagama
                                        Naomi Nakagama
                                    Senior Vice President-
                                    Finance, Treasurer and
                                      Assistant Secretary

Dated:    July 7, 1998

_______________________________
1/ See Entergy Corporation, et al., Holding Company Act Release ("HCAR") No. 26322 (June 30, 1995) (hereinafter referred to as the "June 1995 Order").
2/   The Authorized Subsidiary Companies currently consist
     of Entergy Enterprises, Inc., Entergy Power, Inc., Entergy Nuclear, Inc., Entergy Integrated Solutions, Inc., Entergy Operations Services, Inc., Entergy Global Power Operations Corporation and Entergy Power Operations U.S., Inc.
3/ In late 1997, Entergy organized a new direct subsidiary company, Entergy Business Solutions, Inc. ("EBSI") as an "energy-related company" pursuant to Rule 58. EBSI intends to engage, directly or indirectly, in a broad range of "energy-related" activities, as permitted under Rule 58, including without limitation energy commodity marketing, energy management services and related consulting, power quality services, power project operations and maintenance services and the sale or distribution of thermal energy products.
4/ Specifically, Entergy Enterprises is authorized under the June 1995 Order to provide such services to associate companies other than the System operating companies, SERI, SFI, ESI, EOI or any other subsidiaries that Entergy may create, the activities
     and operations of which are primarily related to the domestic sale of electric energy at retail or at wholesale to Entergy's affiliates or the provision of goods or services thereto (such companies are sometimes referred to herein, collectively, as the "Excepted Companies").
5/ Such authorization includes the marketing to non-associate companies of intellectual property developed or otherwise acquired by System companies, subject to certain profit sharing provisions set forth in the June 1995 Order.
6/ See HCAR No. 25136. The 1990 Order was reaffirmed by the Commission on remand from the U.S. Court of Appeals for the District of Columbia Circuit. See HCAR No. 26410 (dated November 17, 1995).
7/ Pursuant to Commission order dated August 2, 1996 (HCAR No. 26549), on August 28, 1996, EPI sold to City Water and Light Plant of Jonesboro (Arkansas)(which previously had a 5% undivided ownership interest in
     ISES 2) an additional 10% undivided ownership interest in ISES 2 (equivalent to 84 MW of capacity) and related assets for a total purchase price of approximately
     $37.5 million. As a result of such sale, EPI currently has a 21.5% undivided ownership interest in ISES 2.
     EPI recently filed an application with the Commission seeking authority under the Act to sell an additional portion of its interest in ISES 2 to a non-affiliate, East Texas Electric Cooperative, Inc.
8/   See Entergy Power Marketing Corp., 73 FERC 61,063
     (1995) (authorizing EPMC to purchase and resell
     electric energy at wholesale that it has not generated, to contract for transmission capacity and to resell excess transmission capacity, to contract for delivery of fuel supplies to third-parties and to engage in brokering).
9/ See Entergy Services, Inc. and Entergy Power Marketing Corp., 74 FERC 61,137 (1996) (authorizing EPMC to sell power at market-based rates).
10/   See also Entergy Corporation, et al., HCAR No. 26342
     (July 27, 1995) (authorizing, among other things, provision by EIS of consulting services related to its energy management and demand side management activities).
11/   Pursuant to the June 1995 Order, Entergy was authorized
     to finance the performance of Services and the organization of O&M Subs through purchases of common stock, capital contributions, open account advances, loans and guarantees provided to Exempt Projects and various other Non-utility Companies in an aggregate amount not to exceed $350 million (exclusive of any such investments that were exempted by Commission
     rule). Such authorization (as well as Entergy's authorization to form and fund O&M Subs) expired on December 31, 1997.
12/   The credit arrangements authorized in the February 1997
     Order replaced those previously approved in a
     Commission order dated July 27, 1995 (HCAR No. 26343) pursuant to which Entergy could effect borrowings and reborrowings under credit facilities in an aggregate principal amount outstanding at any time not to exceed $300 million.
13/   As of December 31, 1997, the indebtedness outstanding
     under these credit arrangements was approximately $75
     million.
14/   Issuances of Other Securities by a Non-utility Company
     generally are not subject to prior Commission approval under the Act pursuant to Rule 52(b), provided the conditions of such rule are satisfied, including that the interest rate and maturity date of debt securities are designed to parallel the effective cost of capital of the lending company. Under certain circumstances, however, it may be desirable for Entergy or a Non-utility Company to make a loan to a Non-utility Company at a rate of interest or with a maturity that does not provide a return equivalent to the lending company's cost of capital.
15/   If an Energy-related Company issues Other Securities,
     it will also report such issuance to the Commission as required under Form U-9C-3.
16/   In addition, to the extent such action is not exempt
     from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy requests that Non-utility Companies be permitted to modify the terms of their charters or other governing documents as necessary to effectuate the issuance of Other Securities. Entergy would describe the general terms of any such modification in the next quarterly certificate filed with the
     Commission pursuant to Rule 24 in this File.
17/   For example, Consulting Services could include the
     provision of (1) management expertise and services,
     such as strategic planning, feasibility studies, organization and policy matters; (2) technical expertise and services, such as design engineering, availability engineering, construction management planning and procedures, financial planning, system planning and operational planning; (3) operating expertise, particularly in the operation and maintenance of generating plants, transmission, distribution and telecommunication facilities; (4) environmental expertise, such as environmental licensing and compliance, negotiation of federal,
     state, local and foreign governmental permits and environmental planning; (5) training expertise and services, particularly in the area of operations and management; (6) technical and procedural resources, such as are embedded in computer systems, programs and manuals; (7) expertise in fuel procurement, delivery and storage; (8) expertise relating to the marketing
     and brokering of energy commodities; and (9) demand
     side management or other energy management consulting services. Consulting Services may include the marketing to non-associate companies of intellectual property developed or otherwise acquired by System companies, subject to certain profit sharing provisions as set forth in the June 1995 Order.
18/   In accordance with settlement arrangements that Entergy
     entered into with certain of its state and local regulators in 1992, 1993 and 1998 (collectively, the "Settlement Agreement"), Entergy has agreed, subject to the receipt of Commission approval in File No. 70-8529, to implement special pricing provisions relating to certain transfers of services between Excepted
     Companies and Entergy's non-utility businesses. To the extent that any of the transactions described herein would involve transfers to which the provisions of the Settlement Agreement would apply, the Applicants agree that such transactions would be subject to, and performed in compliance with, such applicable provisions and any order the Commission may issue in File No. 70-8529 with respect thereto.
19/   Except for consulting services that may be required in
     connection with the business of owning or operating
     such facilities or coordinating their operations in power markets, O&M Subs will not otherwise be engaged in the provision of Consulting Services to associate or non-associate companies.
20/   To the extent that any O&M Sub utilizes the expertise
     or resources of an Excepted Company in connection with the performance of O&M Services, pending the receipt of Commission approval in File No. 70-8529 of Entergy's request for an exemption pursuant to Section 13(b) of the Act, such Excepted Company would be reimbursed for the use of such expertise or resources "at cost".
21/   In addition to the reduction in Entergy's consolidated
     retained earnings attributable to the U.K windfall profits tax, during the fourth quarter of 1997, Entergy's consolidated retained earnings decreased by approximately $90 million due primarily to (a) the establishment of a $227 million (net of tax) reserve for potential regulatory adjustments based upon management's estimates of the financial effect of potential adverse rulings in connection with costs related to Entergy Gulf States' River Bend nuclear plant and pending rate proceedings in Texas, and (b) the net of tax write-off of $7.4 million of previously deferred radioactive waste facility costs.